UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Second Quarter 2021 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Second Quarter 2021 Results

Total revenue for the second quarter of 2021 increased 33.0% to 50,713 kEUR from 38,117 kEUR for the second quarter of 2020.

Revenue from our Materialise Software segment increased 5.2% to 10,032 kEUR for the second quarter of 2021 from 9,540 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 49.5% to 17,544 kEUR for the second quarter of 2021 compared to 11,735 kEUR for the same period in 2020.

Revenue from our Materialise Manufacturing segment increased 38.7% to 23,268 kEUR from 16,777 kEUR for the second quarter of 2020.

Gross profit was 28,441 kEUR, an increase of 42.6% compared to 19,949 kEUR for the same period last year, while the gross profit margin increased considerably to 56.1% of total revenue compared to 52.3% for the second quarter of 2020.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 18.3% to 26,864 kEUR for the second quarter of 2021 from 22,705 kEUR for the second quarter of 2020.

Net other operating income was 843 kEUR compared to 892 kEUR for the second quarter of 2020. Operating result increased to 2,421 kEUR from (1,865) kEUR for the second quarter of 2020. Net financial result was 1,153 kEUR compared to (295) kEUR for the second quarter of 2020. The second quarter of 2021 contained income tax expenses of (131) kEUR, compared to 191 kEUR in the second quarter of 2020.

As a result of the above, our net result for the second quarter of 2021 increased 5,412 kEUR to a net profit of 3,443 kEUR, compared to a net loss of (1,969) kEUR for the same period in 2020. Total comprehensive income for the second quarter of 2021, which includes exchange differences on translation of foreign operations, was 4,420 kEUR compared to (3,014) kEUR for the 2020 period.

Adjusted EBITDA more than doubled, increasing from 3,382 kEUR in the previous period to 6,925 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the second quarter of 2021 increased to 13.7% from 8.9% for the second quarter of 2020.

Segment EBITDA from our Materialise Software segment was 3,129 kEUR compared to 3,756 kEUR while the segment EBITDA margin (segment EBITDA divided by segment revenue) was 31.2% compared to 39.4% in the prior-year period.

Segment EBITDA from our Materialise Medical segment increased to 4,519 kEUR compared to 1,139 kEUR while the segment EBITDA margin increased to 25.8% from 9.7% for the second quarter of 2020.

Segment EBITDA from our Materialise Manufacturing segment increased to 1,850 kEUR from 650 kEUR while the segment EBITDA margin increased to 7.9% from 3.9% for the second quarter of 2020.

At June 30, 2021, we had cash and cash equivalents of 182,816 kEUR compared to 111,538 kEUR at December 31, 2020. This includes the net proceeds from the public offering of 4,000,000 new shares at 24 USD per share that we completed in the quarter (but excludes the proceeds from the issuance of an additional 600,000 new shares at 24 USD per share in connection with the underwriters’ exercise of their option to purchase such shares in July 2021). Gross debt amounted to 106,849 kEUR, compared to 115,110 kEUR at December 31, 2020. As a result, our net cash position (cash and cash equivalents less gross debt) was 75,968 kEUR at June 30, 2021, an improvement of 79,540 kEUR compared to December 31, 2020.

Cash flow from operating activities for the second quarter of 2021 was 8,871 kEUR compared to 7,053 kEUR for the same period in 2020. Total capital expenditures for the second quarter of 2021 amounted to 2,003 kEUR.

Net shareholders’ equity at June 30, 2021 was 208,755 kEUR compared to 133,104 kEUR at December 31, 2020. In June of 2021, we issued 4,000,000 new shares in connection with the public offering of shares described above, bringing our total amount of shares on a fully diluted basis at June 30, 2021 to 58.4 million (not including the 600,000 additional new shares issued in July 2021 following the exercise of the underwriters’ option to purchase additional shares).

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1884, the reference rate of the European Central Bank on June 30, 2021.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2021	2021	2020 (*)	2021	2020 (*)
	U.S.$	€	€	€	€
Revenue	60,267	50,713	38,117	96,266	84,362
Cost of Sales	(26,468)	(22,272)	(18,168)	(43,258)	(39,827)
Gross Profit	33,799	28,441	19,949	53,009	44,535
Gross profit as % of revenue	56.1%	56.1%	52.3%	55.1%	52.8%

Research and development expenses	(8,133)	(6,844)	(6,045)	(13,380)	(12,572)
Sales and marketing expenses	(14,269)	(12,007)	(10,161)	(23,317)	(22,789)
General and administrative expenses	(9,521)	(8,012)	(6,499)	(15,565)	(13,696)
Net other operating income (expenses)	1,002	843	892	1,963	1,575
Operating (loss) profit	2,878	2,421	(1,865)	2,710	(2,948)

Financial expenses	(969)	(815)	(640)	(5,515)	(2,461)
Financial income	2,339	1,968	345	2,556	845
Share in loss of joint venture	—	—	—	—	(39)
(Loss) profit before taxes	4,248	3,574	(2,160)	(249)	(4,603)

Income Taxes	(156)	(131)	191	25	(267)
Net (loss) profit for the period	4,092	3,443	(1,969)	(224)	(4,870)
Net (loss) profit attributable to:	—
The owners of the parent	4,092	3,443	(1,902)	(224)	(4,743)
Non-controlling interest	—	—	(67)	—	(127)

Earning per share attributable to owners of the parent
Basic	0.07	0.06	(0.04)	(0.00)	(0.09)
Diluted	0.07	0.06	(0.04)	(0.00)	(0.09)

Weighted average basic shares outstanding	54,873	54,873	53,194	54,521	53,194
Weighted average diluted shares outstanding	55,115	55,115	53,194	54,521	53,194

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the year to date operating result of the (83) kEUR

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2021	2021	2020 (*)	2021	2020 (*)
	U.S.$	€	€	€	€
Net profit (loss) for the period	4,092	3,443	(1,969)	(224)	(4,870)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	1,104	929	(1,045)	1,975	(6,787)
Non-recycling
Fair value adjustments through OCI - Equity instruments	57	48	—	48	—
Other comprehensive income (loss), net of taxes	1,161	977	(1,045)	2,023	(6,787)
Total comprehensive income (loss) for the year, net of taxes	5,253	4,420	(3,014)	1,799	(11,657)
Total comprehensive income (loss) attributable to:
The owners of the parent	5,253	4,420	(2,764)	1,799	(10,531)
Non-controlling interests			(250)		(1,126)

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the year to date operating result of the (83) kEUR

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2021	2020
Assets
Non-current assets
Goodwill	20,561	20,342
Intangible assets	32,233	32,981
Property, plant & equipment	85,468	88,267
Right-of-Use assets	9,678	10,996
Investments in joint ventures	—	—
Deferred tax assets	273	201
Other non-current assets	13,088	14,139
Total non-current assets	161,301	166,926
Current assets
Inventories	11,219	10,043
Trade receivables	33,674	30,871
Other current assets	9,080	8,290
Cash and cash equivalents	182,816	111,538
Total non-current assets	236,789	160,741
Total assets	398,090	327,667

	As of June 30,	As of December 31,
In 000€	2021	2020
Equity and liabilities
Equity
Share capital	4,401	4,096
Share premium	215,374	141,274
Consolidated reserves	(5,247)	(4,469)
Other comprehensive income	(5,773)	(7,797)
Equity attibutable to the owners of the parent	208,755	133,104
Non-controlling interest	—	—
Total equity	208,755	133,104
Non-current liabilities
Loans & borrowings	81,810	90,502
Lease liabilities	6,360	7,086
Deferred tax liabilities	6,347	6,805
Deferred income	4,820	5,327
Other non-current liabilities	678	398
Total non-current liabilities	100,015	110,118
Current liabilities
Loans & borrowings	15,661	13,984
Lease liabilities	3,018	3,538
Trade payables	21,649	17,698
Tax payables	1,225	974
Deferred income	32,394	29,554
Other current liabilities	15,373	18,697
Total current liabilities	89,320	84,445
Total equity and liabilities	398,090	327,667

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2021	2020 (*)
Operating activities
Net (loss) profit for the period	(224)	(4,869)
Non-cash and operational adjustments
Depreciation of property plant & equipment	7,591	7,493
Amortization of intangible assets	2,335	2,284
Share-based payment expense	(774)	—
Loss (gain) on disposal of property, plant & equipment	48	46
Movement in provisions	5	4
Movement reserve for bad debt	204	181
Financial income	(2,556)	(845)
Financial expense	5,515	2,453
Impact of foreign currencies	87	36
Share in loss (gain) of a joint venture (equity method)	—	39
(Deferred) income taxes	(25)	266
Other non-current liabilities	—
Working capital adjustments & income tax paid
Decrease (increase) in trade receivables and other receivables	(1,528)	8,962
Decrease (increase) in inventories	(1,188)	1,220
Decrease (increase) in trade payables and other payables	3,439	(1,843)
Interest received	313	—
Income tax paid	(140)	(1,102)
Net cash flow from operating activities	13,102	14,326

	for the six months ended June 30,
In 000€	2021	2020 (*)
Investing activities
Purchase of property, plant & equipment	(2,453)	(5,756)
Purchase of intangible assets	(1,562)	(687)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	222	72
Convertible loan to third party	(4,370)	(300)
Investment in joint-ventures	—	—
Net cash flow used in investing activities	(8,163)	(6,671)
Financing activities
Proceeds from loans & borrowings	—	15
Repayment of loans & borrowings	(7,219)	(5,813)
Repayment of finance leases	(1,909)	(1,823)
Capital increase	74,346	140
Interest paid	(1,064)	(1,178)
Other financial income (expense)	1,580	(617)
Net cash flow from (used in) financing activities	65,734	(9,276)
Net increase of cash & cash equivalents	70,673	(1,621)
Cash & Cash equivalents at the beginning of the year	111,538	128,897
Exchange rate differences on cash & cash equivalents	605	(1,822)
Cash & cash equivalents at end of the year	182,816	125,454

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the year to date operating result of the (83) kEUR

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2021	2020 (*)	2021	2020 (*)
Net profit (loss) for the period	3,443	(1,969)	(224)	(4,870)
Income taxes	131	(191)	(25)	267
Financial expenses	815	640	5,515	2,461
Financial income	(1,968)	(345)	(2,556)	(845)
Depreciation and amortization	4,845	5,017	9,926	9,777
Share in loss of joint venture	—	—	—	39
EBITDA	7,266	3,152	12,637	6,829
Share-based compensation expense (1)	(358)	231	(774)	157
Acquisition-related expenses business combinations (2)	17	—	405	—
Adjusted EBITDA	6,925	3,382	12,268	6,985

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of our option to buy Link3D.
(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the year to date operating result of the (83) kEUR

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
For the three months ended June 30, 2021
Revenues	10,032	17,544	23,268	50,844	(131)	50,713
Segment (adj) EBITDA	3,129	4,519	1,850	9,498	(2,572)	6,925
Segment (adj) EBITDA %	31.2%	25.8%	7.9%	18.7%		13.7%
For the three months ended June 30, 2020
Revenues	9,540	11,735	16,777	38,052	65	38,117
Segment (adj) EBITDA	3,756	1,139	650	5,546	(2,164)	3,382
Segment (adj) EBITDA %	39.4%	9.7%	3.9%	14.6%		8.9%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
For the six months ended June 30, 2021
Revenues	20,251	33,776	42,381	96,408	(142)	96,266
Segment (adj) EBITDA	6,558	9,060	1,706	17,324	(5,059)	12,265
Segment (adj) EBITDA %	32.4%	26.8%	4.0%	18.0%		12.7%
For the six months ended June 30, 2020
Revenues	19,361	27,380	37,592	84,333	29	84,362
Segment (adj) EBITDA	6,401	3,595	1,768	11,765	(4,780)	6,985
Segment (adj) EBITDA %	33.1%	13.1%	4.7%	14.0%		8.3%

(1)	Unallocated Revenues consists of occasional one-off sales in our core competencies not allocated to any of our segments.
(2)

Unallocated segment adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2021	2020 (*)	2021	2020 (*)
Net profit (loss) for the period	3,443	(1,969)	(224)	(4,870)
Income taxes	131	(191)	(25)	267
Financial cost	814	640	5,515	2,461
Financial income	(1,968)	(345)	(2,556)	(845)
Share in loss of joint venture			—	39

Operating (loss) profit	2,420	(1,865)	2,710	(2,948)

Depreciation and amortization	4,845	5,015	9,926	9,777
Corporate research and development	774	687	1,466	1,478
Corporate headquarter costs	2,316	2,781	4,964	5,173
Other operating income (expense)	(857)	(1,074)	(1,742)	(1,716)

Segment EBITDA	9,498	5,546	17,324	11,765

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on the year to date operating result of the (83) kEUR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: July 29, 2021